

September 25, 2012

Mr. John C. Wobensmith
Chief Financial Officer
Baltic Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

  Re: **Baltic Trading Limited**
    Form 10-K for the year ended December 31, 2011
    Filed February 29, 2012
    File No. 001-34648

Dear Mr Wobensmith:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Liquidity and Capital Resources, page 49

1. Since the collateral maintenance covenants of your bank credit facility require you to maintain pledged vessels with a value of at least 140% of your borrowings, please expand your disclosures to describe and quantify the relationship of the fair market value of your fleet as a whole to your total bank debt as of each balance sheet date.

2. You state in your disclosures that you had planned to use the 2010 Credit Facility as a bridge to equity financing but recent conditions have been unfavorable for equity financings. Please revise your disclosure to explain the impact to your business should equity financing continue to remain unavailable as the means for repayment of this credit facility.

3. We further note your disclosure that your plan is to continue to use the 2010 Credit Facility as a bridge to equity financing for future expansions of your fleet. At this time, it does not appear you will have sufficient borrowings available under this facility for such endeavors should you remain unable to repay the credit facility using equity financing. As such, please revise your disclosure to explain the impact to your future plans for expanding your fleet should your liquidity position remain as it is at this time.

Critical Accounting Policies
Vessels and Depreciation, page 54

4. We note that the vessel valuations of all your vessels for covenant compliance purposes under your 2010 Credit Facility as of the most recent compliance testing date were lower than their carrying values at the balance sheet date. We also note that the amount by which the carrying value of the vessels in your fleet exceeded the values of such vessels for covenant compliance purposes was an average of $11.4 million at December 31, 2011. On an ongoing basis, please expand your narrative to discuss these matters on a comparative basis.

5. In addition to the average amount by which the carrying value of the vessels in your fleet exceeded the valuation of such vessels for covenant compliance purposes, please also disclose the aggregate amount for your fleet as a whole. On an ongoing basis, please discuss this matter on a comparative basis.

Impairment of long-lived assets, page 55

6. We note that, in developing estimates of future cash flows for periods of time when your vessels are not fixed on time charters, management utilizes an estimated daily time charter equivalent for your vessels' unfixed days based on the most recent ten year historical one year time charter average. It appears the nature of this assumption is both material and susceptible to change. For this reason, please tell us and expand your narrative on an ongoing basis to also disclose the margins by which your estimated future undiscounted cash flows would exceed each of your vessels' carrying values if management were to utilize an estimated daily time charter equivalent for your vessels' unfixed days based on the most recent five, three and one year historical one year time charter average.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief